Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 4, 2020

Registration Statement No. 333-228714

333-228714-01

BOARDWALK PIPELINES, LP

PRICING TERM SHEET

$500,000,000 3.400% Senior Notes due 2031

Issuer:	Boardwalk Pipelines, LP
Fully and unconditionally guaranteed by:	Boardwalk Pipeline Partners, LP
Ratings* (Moody’s / S&P / Fitch):	Baa3 / BBB- / BBB-
Note type:	Senior Unsecured Notes
Pricing date:	August 4, 2020
Settlement date**:	August 11, 2020 (T+5)
Maturity date:	February 15, 2031
Principal amount:	$500,000,000
Benchmark Treasury:	0.625% due May 15, 2030
Benchmark Treasury price / yield:	101-02 / 0.513%
Re-offer spread:	+ 290 bps
Re-offer yield to maturity:	3.413%
Coupon:	3.400%
Public offering price:	99.886% of the principal amount
Net proceeds:	Approximately $495,080,000, after deducting the underwriting discount and estimated offering expenses.
Optional redemption:	Prior to November 15, 2030 at a price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed that would have been due if such notes matured on November 15, 2030 (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points; plus, accrued and unpaid interest, if any, to the date of redemption. On or after November 15, 2030 we will pay an amount equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, on the notes redeemed to the redemption date.
Interest payment dates:	February 15 and August 15, beginning February 15, 2021
CUSIP / ISIN:	096630 AH1 / US096630AH15
Joint book-running managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Regions Securities LLC

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

**

We expect delivery of the notes will be made against payment therefor on or about August 11, 2020, which is the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second trading day prior to the closing of this offering will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 888 603 5847 or J.P. Morgan Securities LLC at 212 834 4533 or Mizuho Securities USA LLC at 866 271 7403 or MUFG Securities Americas Inc. at 877 649 6848.